UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-15399

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Packaging Corporation of America

Thrift Plan for Hourly Employees

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Packaging Corporation of America

1 North Field Court

Lake Forest, IL 60045

Packaging Corporation of America

Thrift Plan for Hourly Employees

Page
A. Financial Statements
Reports of Independent Registered Public Accounting Firms	3
Financial Statements:
Statements of Net Assets Available for Benefits	5
Statement of Changes in Net Assets Available for Benefits	6
Notes to Financial Statements	7
B. Supplemental Schedule*
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	15
C. Exhibit
Item 23 Consents of Independent Registered Public Accounting Firms	16

*	Schedules required by Form 5500 that are not applicable have not been included.

Report of Independent Registered Public Accounting Firm

Plan Administrator and Plan Participants

Packaging Corporation of America Thrift Plan for Hourly Employees

Opinion on the financial statements

We have audited the statement of net assets available for benefits of the Packaging Corporation of America Thrift Plan for Hourly Employees (the “Plan”) as of December 31, 2019, the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental information

The schedule of assets (held at end of year) as of December 31, 2019 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GRANT THORNTON LLP

We have served as the Plan’s auditor since 2020.

Chicago, Illinois

June 26, 2020

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator of

Packaging Corporation of America Thrift Plan for Hourly Employees:

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Packaging Corporation of America Thrift Plan for Hourly Employees (the Plan) as of December 31, 2018 and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ KPMG LLP

We served as the Plan’s auditor from 2014 to 2019.

Chicago, Illinois

June 28, 2019

Packaging Corporation of America

Thrift Plan for Hourly Employees

Statements of Net Assets Available for Benefits

	December 31,
	2019	2018
Assets
Plan’s interest in Master Trust	$446,545,599	$349,382,204
Notes receivable from participants	15,190,968	14,011,075
Contributions receivable:
Company	—	425,565
Participant	—	409,736

Total assets	461,736,567	364,228,580

Liabilities
Administrative expenses payable	163,806	59,076
Refund of excess contributions	26,567	—

Total liabilities	190,373	59,076

Net assets available for benefits	$461,546,194	$364,169,504

See accompanying Notes to Financial Statements.

Packaging Corporation of America

Thrift Plan for Hourly Employees

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2019
Additions to net assets attributed to:
Net investment income from Master Trust	$82,185,331
Interest income from notes receivable from participants	681,018
Contributions:
Participants	25,218,988
Company	25,421,008
Rollover	1,054,248

Total contributions	51,694,244

Total additions	134,560,593

Deductions from net assets attributed to:
Benefits paid to participants	(36,766,098)
Administrative expenses	(417,805)

Total deductions	(37,183,903)

Net increase	97,376,690
Net assets available for benefits:
Beginning of year	364,169,504

End of year	$461,546,194

See accompanying Notes to Financial Statements.

Packaging Corporation of America

Thrift Plan for Hourly Employees

Notes to Financial Statements

December 31, 2019 and 2018

1. Description of the Plan

The following description of the Packaging Corporation of America Thrift Plan for Hourly Employees (the “Plan”) provides general information. The Plan Sponsor is Packaging Corporation of America (the “Company” or “PCA”). Participants should refer to the Plan document, including the special appendix sections (“Special Appendix”), for a more complete description of eligibility requirements, contribution limits, Company matching contributions, and vesting provisions. There is a Special Appendix for each Company location.

General

The Plan is a defined-contribution plan, established on February 1, 2000, and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan covers eligible hourly employees of the Company, its subsidiaries, and the covered groups that have adopted the Plan. The Benefits Administration Committee is responsible for the oversight of the Plan. The Investment Committee determines the appropriateness of the Plan’s investment offerings and monitors investment performance. Both committees are appointed by the Board of Directors of the Company.

Alight Solutions is the Plan’s record keeper. Northern Trust is the Plan’s trustee and custodian. Mercer, formerly Pavilion Advisory Group, is the investment advisor to the Plan. On May 1, 2018, Mercer became a §3(38) investment advisor.

Contributions

Upon hire, eligible employees electing to participate in the Plan may make salary deferral contributions through payroll deductions based upon the deferral percentage limits specified in each covered Special Appendix that vary by geographic location, with such contributions limited to $19,000 in 2019 for employees under age 50, and $25,000 in 2019 for employees age 50 and older. The Company contributes on behalf of the participants a matching contribution equal to an amount detailed in each location’s Special Appendix. The Company’s matching contributions are invested in the Plan’s investment funds based on the participant investment elections.

The Company makes a retirement savings contribution to certain eligible employees of up to 6.5% of compensation based on years of service and/or age, as defined in the location’s Special Appendix. This contribution is made on behalf of the employee regardless of whether or not the employee is contributing to the Plan.

Participants may make Roth contributions to the Plan, which are after-tax contributions whose earnings are not taxable upon qualified distribution. Total 2019 employee contributions, both before-tax and Roth after-tax, cannot exceed $19,000 for employees under age 50 and $25,000 for employees age 50 and older.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Company contributions, and an allocation of Plan earnings or losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are 100% vested immediately in the value of their contributions, earnings thereon and rollovers from other qualified plans.

The Company’s matching contribution and the retirement savings contribution, and earnings thereon, vest at a rate specified in each special appendix. To the extent a participant is not 100% vested in the Company’s matching contributions or retirement savings contribution, upon attainment of age 65 or termination of employment due to death or permanent disability, a participant will become 100% vested in the Company’s matching contributions and retirement savings contributions. Forfeited non-vested accounts are applied to reduce future Company contributions.

Investment Options

Participants may elect to invest their account balances in any of the available investment options provided by the Plan through the PCA Defined Contribution Master Trust (the “Master Trust”). Participants may change their investment options on any business day, subject to certain short-term trading restrictions outlined in the Plan document.

The portion of the Plan’s interest in the Master Trust currently invested in the PCA Common Stock Fund, and any future employee or employer contributions used to acquire PCA common stock, is invested in the Employee Stock Ownership Plan (“ESOP”) component of the Plan. Plan participants may instruct the Plan’s trustee to distribute future cash dividends paid on shares of PCA common stock credited to their PCA common stock ESOP directly to them. The election to receive cash dividends is made through the PCA Benefits Center, and dividends will be reported as taxable income.

Benefit Payments

In the event of retirement (as defined in the Plan), death, permanent disability, or termination of employment, the vested balance in the participant’s account will generally be distributed to the participant or the participant’s beneficiary in a single lump-sum cash payment. The portion of the participant’s account invested in the PCA Common Stock Fund will be distributed in cash unless elected to be distributed in kind. Benefit payments are recorded when paid.

Certain participants, as specified in each covered location’s Special Appendix, who have attained age 55 may elect an in-service withdrawal from their vested Company matching contribution account. Participants, as specified in each location’s Special Appendix, who have attained age 59 1/2 may elect to withdraw all or part of their account balance. A participant’s entire account balance shall be distributed no later than April 1 following the later of the calendar year in which the participant attains age 69 or the calendar year in which the participant’s termination of employment occurs.

Administrative Expenses

Administrative expenses are paid by the Company. Administrative expenses primarily include record keeper adjustments, investment management expenses, and professional service fees.

Notes Receivable from Participants

Certain participants, as specified in each covered location’s Special Appendix, may borrow an amount up to the lesser of $50,000 or 50% of their vested account balance. The minimum loan amount is $1,000. Such loans bear interest at the prime rate as published by The Wall Street Journal and are secured by the participant’s account balance in the Plan. Loans must be repaid within 60 months, with principal and interest payments made primarily through payroll deductions. There may be loans that exceed the 60 month re-payment period, but only if they were transferred in from another plan, and that plan had allowed for a payment period beyond 60 months. Employees on unpaid leave may continue to repay loans via personal check or money order during their period of absence. Participants also have the ability to elect to make a one-time repayment of their outstanding loan balance, of which the payment can be made via personal check or money order. Participants may take up to two general purpose loans. A loan is considered in default and becomes a taxable event when a loan is not current at the end of the cure period, the quarter following the quarter in which the payment was missed.

Interest rates on loans outstanding in the Plan at December 31, 2019 ranged from 3.25% to 6.00%.

Forfeited Accounts

At December 31, 2019 and 2018, forfeited non-vested accounts totaled $933,279 and $706,851, respectively. These accounts will be used to reduce future employer contributions. In 2019, employer contributions were reduced by $927,798 for forfeited non-vested accounts.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in the Company’s matching and retirement savings contributions and earnings thereon.

2. Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s beneficial interest in the Master Trust represents the Plan’s share of the Master Trust’s investments stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion and disclosures related to fair value measurements.

Purchases and sales of securities in the Master Trust are recorded on the settlement date. Interest income within the Master Trust is recorded on the accrual basis. Dividends within the Master Trust are recorded on the ex-dividend date. Net appreciation/depreciation in the Master Trust includes the gains and losses on investments bought and sold as well as held during the year.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. If a participant ceases to make loan repayments and the provisions of the Plan document deem the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded. No allowance for credit losses has been recorded as of December 31, 2019.

Recently Issued Accounting Standards

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 removes or modifies certain disclosure requirements and adds additional requirements to improve the usefulness of the fair value measurement disclosure for financial statement users. The ASU is effective for annual and interim periods beginning after December 15, 2019, with early adoption permitted. Certain amendments of ASU 2018-13 are required to be applied prospectively for the first interim period of the initial year of adoption. All other amendments need to be applied retrospectively. The Company is currently evaluating the impact of the new guidance.

There were no other accounting standards recently issued that had or are expected to have a material impact on the Plan’s financial statements and associated disclosures.

3. Master Trust

Effective January 1, 2019, we adopted Accounting Standards Update (ASU) No. 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965) Employee Benefit Plan Master Trust Reporting. This update requires the Plan’s interest in the Master Trust, and any change in that interest, to be presented in separate line items in the statement of net assets available for benefits and in the statement of changes in net assets available for benefits, respectively. This update also requires the Plan to disclose the dollar amount of its investments measured at fair value by general type of investment and the investments and other assets and liabilities of the Master Trust, as well as the dollar amount of its interest in these balances. The updates in this ASU were applied on a retrospective basis. The adoption of this standard did not have a material impact on the Plan’s financial statements or related disclosures.

The Master Trust includes assets of the Plan, the Packaging Corporation of America Retirement Savings Plan for Salaried Employees, and the Boise Paper Holdings, L.L.C. Retirement Savings Plan. All of the Plan’s investments are invested in the Master Trust. The purpose of the Master Trust is the collective investment of assets of the participating plans. Each participating plan’s interest in the Master Trust is based on the aggregate account balances of the participants in the respective participating plan. The Master Trust specifically identifies contributions, benefit payments, and plan-specific expenses attributable to each participating plan. Investment gains (losses) are allocated to each participating plan in the Master Trust on a daily basis based on each plan’s divided interest in the Master Trust. At December 31, 2019 and 2018, the Plan’s interest in the net assets of the Master Trust at fair value was $446,545,599 and $349,382,204, respectively.

The following table presents the total fair value of the net assets of the Master Trust and the Plan’s divided interest in the Master Trust as of December 31, 2019:

	Master Trust Balances	Plan’s Divided Interest in Master Trust Balances
Master Trust assets:
Mutual funds	$142,892,641	$29,358,413
Self-directed brokerage accounts	35,265,491	2,946,946
Collective trust funds	1,092,377,479	279,238,130
Company common stock fund	169,727,367	30,524,698
Target date collective funds	561,436,523	103,623,793
Short-term investment funds	4,749,980	853,619

Total fair value of the net assets of the Master Trust and the Plan’s divided interest in the Master Trust	$2,006,449,481	$446,545,599

The following table presents the total fair value of the net assets of the Master Trust and the Plan’s divided interest in the Master Trust as of December 31, 2018:

	Master Trust Balances	Plan’s Divided Interest in Master Trust Balances
Master Trust assets:
Mutual funds	$241,879,447	$52,573,642
Self-directed brokerage accounts	29,123,339	2,031,582
Collective trust funds	759,777,878	197,140,914
Company common stock fund	151,911,992	26,113,929
Target date collective funds	408,698,086	68,763,836
Short-term investment funds	29,392,361	2,758,301

Total fair value of the net assets of the Master Trust and the Plan’s divided interest in the Master Trust	$1,620,783,103	$349,382,204

Investment income for the Master Trust was as follows:

Year Ended December 31, 2019
Interest expense	$(237,603)
Dividends	6,196,327
Other income	2,209,821
Net realized and unrealized appreciation in fair value of investments	375,504,747

Total investment income	$383,673,292

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 — Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 — Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	Quoted prices for similar assets and liabilities in active markets

•	Quoted prices for identical or similar assets or liabilities in markets that are not active

•	Observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3 — Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level of input that is significant to the fair value measurement in its entirety.

The following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value by the Master Trust Plan. There have been no changes in the methodologies used at December 31, 2019 and 2018.

Mutual funds: Valued at the daily closing price reported by the funds. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities Exchange Commission. These funds are required to publish daily net asset values (“NAV”) and to transact at that price. The mutual funds held by the Plan are considered actively traded.

Self-directed brokerage account: Valued at the closing price reported on the active market on which the individual securities are traded.

Company common stock fund: Valued using the unit value calculated from the observable market price of the PCA common stock plus the cost of a small short-term investment fund held for liquidity purposes, which approximates fair value.

Collective trust funds and target date collective funds: Valued at the NAV provided by the administrator of the fund. The NAV is based on the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The Plan has no contractual obligations to further invest in the funds.

Short-term investment funds: Valued at NAV, which approximates fair value.

The following tables set forth by level, within the fair value hierarchy, the Master Trust’s assets carried at fair value:

	December 31, 2019
	Level 1	Level 2	Level 3	Total
Master Trust assets:
Mutual funds	$142,892,641	$—	$—	$142,892,641
Self-directed brokerage	35,265,491	—	—	35,265,491
Company common stock fund	169,727,367	—	—	169,727,367
Short-term investment funds	—	4,749,980	—	4,749,980
Target date collective funds	—	561,436,523	—	561,436,523
Collective trust funds	—	1,092,377,479	—	1,092,377,479

Total Master Trust assets	$347,885,499	$1,658,563,982	$—	$2,006,449,481

	December 31, 2018
	Level 1	Level 2	Level 3	Total
Master Trust assets:
Mutual funds	$241,879,447	$—	$—	$241,879,447
Self-directed brokerage	29,123,339	—	—	29,123,339
Company common stock fund	151,911,992	—	—	151,911,992
Short-term investment funds	—	29,392,361	—	29,392,361
Target date collective funds	—	408,698,086	—	408,698,086
Collective trust funds	—	759,777,878	—	759,777,878

Total Master Trust assets	$422,914,778	$1,197,868,325	$—	$1,620,783,103

5. Tax Status

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated March 2, 2017 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (“the Code”) and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2019 and 2018, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6. Risks and Uncertainties

The Plan, through the Master Trust, invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2019	2018

Net assets available for benefits per the financial statements	$461,546,194	$364,169,504

Amounts allocated to withdrawn participants	(720,343)	(13,356)

Net assets available for benefits per Form 5500	$460,825,851	$364,156,148

The following is a reconciliation of net increase per the financial statements to Form 5500:

Year Ended December 31, 2019
Total net increase per the financial statements	$97,376,690
Amounts allocated to withdrawing participants at December 31, 2018	13,356
Amounts allocated to withdrawing participants at December 31, 2019	(720,343)

Total net increase per the Form 5500	$96,669,703

8. Transactions with Parties-in-Interest

Under ERISA rules related to 401(k) plans, transactions with related parties of the Plan such as a sponsor, administrator, trustee, acquired entities by the Plan sponsor, or participant are considered either exempt or non-exempt from ERISA prohibited transaction provisions. Non-exempt transactions are subject to penalty taxes.

The Plan invests in the common stock of the Company through a common stock fund. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. During 2019, the Plan received $921,188 in common stock dividends from the Company.

The Plan’s record keeper, trustee, custodian and investment advisor described in Note 1 are each a party-in-interest to the Plan as defined by ERISA.

9. Subsequent Events

During 2019, the Company’s Board of Directors approved plans to merge the Boise Paper Holdings L.L.C. Retirement Savings Plan (the “Boise Plan”) into the Plan. The effective date of the merger is January 1, 2020. Total interest in Master Trust assets of the Boise Plan of $433,736,204 and notes receivable from participants of $15,357,538 were transferred to the Plan in 2020 as a result of the merger.

As a result of the passage of the Coronavirus Aid, Relief, and Economic Security (CARES) Act, the Plan was modified as of May 1, 2020 to allow impacted participants to take certain expanded distributions from their accounts with penalty tax relief and repayment options. Also, plan loan payments may be deferred for 12 months.

Beginning in 2020, participant accounts are charged $20.00 per quarter for administrative expenses and paid by the Company if administrative charges exceed the amount paid by participants.

The Plan has evaluated subsequent events after the statement of net assets available for plan benefits date through June 26, 2020, the date that the financial statements were available to be issued.

Packaging Corporation of America

Thrift Plan for Hourly Employees

Schedule H, Line 4i — Schedule of Assets

(Held at End of Year)

EIN 36-4277050 Plan 001

December 31, 2019

Notes Receivable from Participants	Rate of Interest	Maturity	Cost	Current Value
*Various (3,496 loans to 2,315 participants)	3.25%-6.00%	Maturity dates through March 11, 2030	$**	$15,190,968

Total Assets (Held at End of Year)				$15,190,968

*	Denotes a party-in-interest to the Plan as defined by ERISA
**	Cost information is omitted as all assets are participant-directed

See accompanying report of independent registered public accounting firm.

INDEX TO EXHIBITS

Exhibit Number	Description

23.1	Consent of Grant Thornton LLP

23.2	Consent of KPMG LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Committee of Packaging Corporation of America has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Packaging Corporation of America Thrift Plan for Hourly Employees

Date: June 26, 2020	/s/ PAMELA A. BARNES
Pamela A. Barnes
Senior Vice President, Finance and Controller